Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

September 27, 2021

Re:  NowRx, Inc.

Offering Statement on Form 1-A

File No. 024-11605

Ladies and Gentlemen:

On behalf of NowRx, Inc., I hereby request qualification of the above-referenced offering statement at 2:00 P.M., Eastern Time, on Wednesday, September 29, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Cary Breese

Cary Breese

Chief Executive Officer

NowRx, Inc.

Cc:  Jeanne Campanelli, Esq.

CrowdCheck Law LLP